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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

 Waite                              Thomas                    E.
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   (Last)                           (First)             (Middle)

         755 Rinehart Road, Suite 100
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                                    (Street)

Lake Mary                           Florida                   32746
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Harvard Scientific Corp.     HVSF
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


         ###-##-####
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4.   Statement for Month/Year


         December, 1998
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [x]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

         President and Chief Executive Officer
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7. Individual or Joint/Group Filing (Check applicable line)

     [x] Form filed by one Reporting Person
     [_] Form filed by more than one Reporting Person
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


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                        12/4/98           S                 5,000     D      1.8125
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Common Stock                        12/7/98           S                 5,000     D      1.6875
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Common Stock                        12/9/98           S                 5,000     D      1.625
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Common Stock                        12/16/98          S                 5,000     D      1.1063
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Common Stock                        12/18/98          S                 2,500     D      1.09375
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Common Stock                        12/18/98          S                 2,500     D      1.075    1,167,639      D
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
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Right to Purchase   $6.238                                   1/13/98  3/31/98  Common  191,535(i) (ii)     191,535(i) D
Common Stock                                                                    Stock
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Right to Purchase   $12.656                                  1/13/98  3/31/98  Common   98,767(i) (ii)      98,767(i) D
Common Stock                                                                    Stock
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
Explanation of Responses:

Figures reflect 1 for 10 reverse split effective 2/2/98.

(i) Represents one-half of 395,070 and 197,534 shares, respectively, that the reporting person and another are jointly eligible to purchase.

(ii) Rights granted under the Agreement dated January 13, 1998 between the reporting person and another person and the issuer, as amended February 3, 1998, as part of the consideration for entering into the Agreement. No monetary or other specific consideration.

\s\ Thomas E. Waite                                           January , 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.